FOR IMMEDIATE RELEASE

                AES THAMES AGREES TO PARTIAL CONTRACT PREPAYMENT

ARLINGTON, VA, April 9, 1999 - The AES Corporation (NYSE:AES) announced today that its subsidiary, AES Thames, Inc., has agreed to a partial prepayment of future electricity sales under its power sales agreement with Connecticut Light & Power Company ("CL&P"). The power sales agreement contains the detailed sales conditions for the electric output of the 181 MW AES Thames coal-fired, fluidized bed cogeneration facility located in Uncasville, Connecticut that commenced commercial operations in March, 1990.

Under the agreement, CL&P will prepay for future electricity sales that will subsequently be delivered under the terms of the power purchase agreement and will result in significantly reduced electricity prices charged by, and cash flow to, AES Thames beginning in 2001. The prepayment of approximately $549 million, which is expected to be made in January 2000, will be recognized by AES Thames over the remaining 16 year term of the contract. Electricity rates under the contract will be reduced approximately 50%. Successful completion of the transaction is subject to the negotiation and execution of definitive documentation, the approval of the Connecticut Department of Public Utility Control, the successful issuance of a sufficient amount of rate reduction bonds pursuant to Connecticut's electricity restructuring laws and the receipt of various other approvals.

This agreement is one part of a larger effort in Connecticut to restructure their electricity sector. The goal of the restructuring is to reduce overall electric rates and transition to the competitive market for the generation of electricity. Legislation enabling the restructuring was passed by the Connecticut General Assembly and signed into law by Governor Rowland in May of last year.

Dan Rothaupt, President of AES Thames, Inc., stated, "This agreement is a significant step in the progress being made towards restructuring Connecticut's power industry. The securitization provisions in the Connecticut restructuring legislation provides an important new tool to create ratepayer savings. This agreement will provide substantial net savings to CL&P's ratepayers over the remaining term of the contract."

Dennis W. Bakke, President and CEO of AES, stated, "We believe that the agreements reached in this restructuring process represents a fair approach to a transition to a more competitive electric market in Connecticut. We appreciate the forward looking steps taken by our customer and the State. The prepayment structure, as opposed to a contract buyout, was important to us because it allows us to continue to serve the people of Connecticut with clean, reliable and low cost electricity."

The AES Corporation is a leading global power company that currently owns or has an interest in ninety four power facilities, totaling over 28,000 MW, in the United States, Canada, Australia, Argentina, Brazil, Dominican Republic, India, Pakistan, the Netherlands, Hungary, Kazakhstan, Mexico, China, and the United Kingdom. AES also distributes electricity to over 13 million customers in Brazil, Argentina, El Salvador and Georgia. In addition to having assets in excess of $10 billion, the Company has more than $5 billion of projects in construction or late stages of development. The AES Corporation is dedicated to providing safe, clean, low-cost electricity worldwide in a socially responsible way.

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